EXHIBIT 23.2

Consolidated Financial Statements
EXMAR LPG BVBA
December 31, 2016

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Exmar LPG BVBA

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Exmar LPG BVBA, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, the consolidated statements of income and comprehensive income, equity and cash flows for the year ended December 31, 2014 and for the period from February 12, 2013 to December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Exmar LPG BVBA as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year ended December 31, 2014 and the period from February 12, 2013 to December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP
Chartered Accountants
April 21, 2015
Vancouver, Canada

EXMAR LPG BVBA
Consolidated Statements of Financial Position
(in thousands of U.S. Dollars)

	(Unaudited)	(Unaudited)
	As of December 31, 2016	As of December 31, 2015
Assets
Current:
Cash and cash equivalents	32,394	74,014
Accounts receivable, including non-trade of $12,005 (2015 - $11,083) (note 11c)	22,959	12,954
Asset classified as held for sale (note 5)	17,730	-
Other current assets (note 6)	3,372	3,021
Total current assets	76,455	89,989
Non-current assets:
Vessels, net of accumulated depreciation (note 4)	580,481	488,125
Derivative financial instruments (notes 12 and 15)	2,486	-
Total non-current assets	582,967	488,125
Total assets	659,422	578,114

Liabilities and Equity
Current:
Current portion of long-term debt (note 7a)	54,218	35,867
Current portion of finance lease obligations (note 7b)	2,121	2,333
Shareholders' loans (note 8)	106,735	116,385
Accounts payable (note 11b)	9,086	6,570
Other current liabilities (note 9)	1,663	2,031
Total current liabilities	173,823	163,186
Non-current liabilities:
Long-term debt (note 7a)	342,187	286,721
Finance lease obligations (note 7b)	9,395	11,278
Derivative financial instruments (notes 12 and 15)	581	1,987
Total liabilities	525,986	463,172
Equity:
Share capital (note 10)	132,832	132,832
Reserve for equity adjustment on acquisition	(106,349)	(106,349)
Retained earnings	105,048	90,446
Accumulated other comprehensive income/(loss) (note 15)	1,905	(1,987)
Total equity	133,436	114,942
Total liabilities and equity	659,422	578,114

The accompanying notes are an integral part of the consolidated financial statements.

EXMAR LPG BVBA
Consolidated Statements of Income and Comprehensive Income
(in thousands of U.S. Dollars)

	(Unaudited)	(Unaudited)
	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
STATEMENT OF INCOME
Operations
Revenue	161,993	203,765	198,843
Gain on sales of vessels (note 4)	-	406	65,563
Other operating income	5,604	-	650
Vessel operating expenses (note 11a)	(81,689)	(95,164)	(115,121)
Administrative expenses (note 11a)	(1,208)	(1,442)	(1,442)
Depreciation (note 4)	(33,966)	(30,716)	(28,244)
Other operating expenses	(309)	(228)	(268)
Result from vessel operations	50,425	76,621	119,981
Finance costs	(15,442)	(10,410)	(9,777)
Other financial items, net	(1,297)	(1,347)	(905)
Result before taxes	33,686	64,864	109,299
Income taxes (note 3)	(84)	(131)	(81)
Result for the period attributable to the owners of the company	33,602	64,733	109,218

STATEMENT OF COMPREHENSIVE INCOME
Result for the period	33,602	64,733	109,218

Other comprehensive income
Items that are or may be reclassified to profit or loss
Net change in fair value of cash flow hedges - hedge accounting	3,892	(1,987)	-
Other comprehensive income/(loss)	3,892	(1,987)	-
Total comprehensive income	37,494	62,746	109,218

The accompanying notes are an integral part of the consolidated financial statements.

EXMAR LPG BVBA
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	(Unaudited)	(Unaudited)
	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Cash provided by (used for)
Operating Activities
Result for the period	33,602	64,733	109,218
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	33,966	30,716	28,244
Gain on sale of vessels	-	(406)	(65,563)
Finance costs	15,442	10,410	9,777
Other financial expenses	1,039	1,001	-
Income taxes	-	131	81
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(10,005)	2,201	1,339
(Increase)/decrease in other current assets	(351)	3,642	2,892
Increase/(decrease) in accounts payable	2,516	(319)	122
Increase/(decrease) in other current liabilities	(29)	(109)	(1,270)
Taxes paid	-	-	(85)
Finance costs paid	(14,356)	(9,524)	(9,926)
Dry dock expenditures (note 4)	(9,987)	(12,626)	(11,397)
Other	-	18	78
Cash provided by operating activities	51,837	89,868	63,510
Investing Activities
Capital expenditures (note 4)	(134,065)	(79,694)	(129,113)
Proceeds from sales of vessels (note 4)	-	13,720	149,986
Net cash (used in) provided by investing activities	(134,065)	(65,974)	20,873
Financing Activities
Proceeds from long-term debt	112,450	378,216	105,000
Repayments of long-term debt	(39,763)	(261,552)	(80,884)
Repayments of finance lease obligations	(2,079)	(21,936)	(25,555)
Repayment of shareholders' loans	(11,000)	(50,000)	-
Dividends paid	(19,000)	(110,000)	-
Advance to affiliated company	-	60,000	(60,000)
Net cash (used in) provided by financing activities	40,608	(5,272)	(61,439)
Net increase in cash and cash equivalents	(41,620)	18,622	22,944
Cash and cash equivalents at beginning of the year	74,014	55,392	32,448
Cash and cash equivalents at end of the year	32,394	74,014	55,392

The accompanying notes are an integral part of the consolidated financial statements.

EXMAR LPG BVBA
Consolidated Statements of Changes in Equity
(in thousands of U.S. Dollars)

(unaudited with the exception of 2014 comparative figures)

	Share Capital	Reserve for Equity Adjustment on Acquisition	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Equity
Balance, December 31, 2014	132,832	(106,349)	135,713	-	162,196
Result for the period	-	-	64,733	-	64,733
Net change in fair value of cash flow hedges - hedge accounting	-	-	-	(1,987)	(1,987)
Dividends paid	-	-	(110,000)	-	(110,000)
Balance, December 31, 2015	132,832	(106,349)	90,446	(1,987)	114,942
Result for the period	-	-	33,602	-	33,602
Net change in fair value of cash flow hedges - hedge accounting	-	-	-	3,892	3,892
Dividends paid	-	-	(19,000)	-	(19,000)
Balance, December 31, 2016	132,832	(106,349)	105,048	1,905	133,436

The accompanying notes are an integral part of the consolidated financial statements.

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

(1)	Summary of Significant Accounting Policies

(a)	Basis of preparation

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (or IFRS). These consolidated financial statements include the accounts of Exmar LPG BVBA, which is incorporated under the laws of Belgium and its wholly owned subsidiaries, as described below (collectively, the Company). The Company is owned jointly by Exmar NV and Teekay Luxembourg S.a.r.l. February 12, 2013 is the day Teekay Luxembourg S.a.r.l. acquired Exmar’s 50% interest in the Company. The comparative figures on the consolidated statements of income and comprehensive income are for the year ended December 31, 2015 and December 31, 2014. The address of the Company’s registered office is at De Gerlachekaai 20, B-2000 Antwerp, Belgium. The following is a list of Exmar LPG BVBA’s subsidiaries:

Name of Significant Subsidiaries        Jurisdiction of Incorporation    Proportion of Ownership Interest
Exmar Shipping BVBA            Belgium                    100%
Exmar Gas Shipping Ltd            Hong Kong                100%
Good Investment Ltd            Hong Kong                100%

All intercompany balances and transactions between Exmar LPG BVBA and its subsidiaries have been eliminated within these consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Exmar LPG BVBA was incorporated on July 10, 2012.

The Company evaluated events and transactions occurring after the consolidated statements of financial position date and based on information available to April 11, 2017.

(b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

▪	has power over the investee;

▪	is exposed, or has rights, to variable returns from its involvement with the investee; and

▪	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

(c)	Reporting Currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the Company operates in the international shipping market, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

(d)	Use of Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Significant items subject to such estimates and assumptions include the useful lives of vessels; the residual value of the vessels; the classification of new lease commitments and the review of the carrying amount of the fleet for potential impairment.

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following: the classification of a lease as part of a time charter arrangement and the arm’s length nature of related party transactions.

(e)	Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents unless there is a restriction imposed by a third party on the availability of the funds.

(f)	Accounts Receivable

Accounts receivable are recognized at fair value which in principal correspondents to the invoiced amount, do not bear interest and are based on the provisions of the respective time charter. Management reviews the need for an allowance for doubtful accounts on a monthly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the Company believes that the receivable will not be recovered.
As of December 31, 2016 and December 31, 2015, the collection of accounts receivable was not considered doubtful and, accordingly, there was no provision for doubtful accounts recorded.

(g)	Operating Revenues and Expenses

The principal activities of the Company are the owning and chartering of vessels.
The lease element of time-charters and bareboat charters accounted for as operating leases are recognized by the Company daily over the term of the charter as the applicable vessel operates under the charter. The Company recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Company does not recognize revenues during days that a vessel is off-hire.
All revenues from voyage charters are recognized on a percentage of completion method.
Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Company for vessels on time-charters, and during off hire and are recognized when incurred.
As further discussed in Note 11 - Related Party Transactions, related parties have provided the management services for the vessels and employ the crews that work on the vessels.

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

(h)	Vessels and vessels under finance lease

All pre-delivery costs incurred during the construction of new-buildings, including interest, supervision and technical costs, are capitalized. Depreciation is calculated on a straight-line basis over each vessel’s estimated useful life, less an estimated residual value. The vessel’s estimated useful lives are estimated at being 30 years.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel that are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.
The Company dry docks its vessels and vessels under finance lease on a regular basis (on average every three to five years). The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. The Company includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Company expenses costs related to routine repair and maintenance incurred during dry dock that does not improve or extend the useful life of the vessels.
Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. The recoverable amount is the highest of the fair value less cost to sell and the value in use. The fair value less cost to sell is determined based upon independent broker reports. The value in use is based upon future cash flows discounted to their present value. In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the fleet and the WACC. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. If the asset’s net carrying value exceeds the net discounted cash flows to be expected over the estimated remaining useful life, an impairment loss will be recognized to the extent that the carrying value also exceeds the fair value less cost to sell.

(i)	Financial instruments

Non-derivative financial assets mainly relate to loans and receivables. The Company initially recognizes loans and receivables on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date.
The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such de-recognized financial assets that is created or retained by the Company is recognized as a separate asset or liability. The Company de-recognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.
Financial assets and financial liabilities are offset and the net amount presented in the statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
A financial asset is classified as at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred.
Loans and receivables are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.
The Company has the following non-derivative financial liabilities: loans and borrowings, bank overdrafts and trade and other payables. Such financial liabilities are recognized initially at fair value (normally equals the transaction price for trade

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

and other payables) plus any directly attributable transaction costs for loans and borrowings. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derivative financial instruments
All derivative financial instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated statements of financial position and subsequently re-measured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company applies hedge accounting to its derivative financial instruments (note 12).
When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in profit and loss.
The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in equity. In the periods when the hedged items affect profit and loss, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding line item in the consolidated statements of income and comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of income and comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.
Non-derivative financial instruments
Non-derivative financial instruments not classified as at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.
Objective evidence that non-derivative financial instruments are impaired includes:

▪	default or delinquency by a debtor;

▪	restructuring of an amount due to the Company on terms that the Company would not consider otherwise;

▪	indications that a debtor or issuer will enter bankruptcy;

▪	adverse changes in the payment status of borrowers or issuers;

▪	the disappearance of an active market for a security; and

▪	observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

(j)	Other Current Assets

Other current assets consist of prepaid expenses, accrued revenue.

(k)	Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are deferred and amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance is included in other finance costs. Debt issuance costs are presented net of long-term debt.

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

(l)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
Each time charter includes a requirement for the Company to guarantee certain performance criteria of the vessel primarily speed, upload/discharge speed and fuel consumption over the term of the charter. Costs associated with these performance claims are recognized when it is probable that the Company has incurred a liability. Management’s best estimate with regards to the probable payment in respect of performance claims issued by the charter party is recognized as a liability. Receivables under insurance policies are recorded when it is virtual certain that the insurer will pay the amount.

(m)	Income taxes

The income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case is the related income taxes are recognised in equity.
Any deferred tax will be recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Any deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. No deferred tax asset has been recognized for the current year.

(n)	Leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. One of the Company’s leases has a provision whereby the amount of the lease payment fluctuates based on a percentage of the amount earned by a group of the Company’s vessels, including the leased vessel. These lease payments are considered contingent rent and are recorded in profit or loss in the period in which the revenue is earned.

Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(o)	New standards and interpretations not yet adopted

IFRS 9 Financial Instruments published in July 2014 replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements, which align hedge accounting more closely with risk management. It also carries forward the guidance on recognition and de-recognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. This new standard has been endorsed by the EU. The Company does not plan to early adopt this standard. The Company is undertaking a comprehensive approach to assess the impact of the guidance on its business by reviewing the current accounting policies and practices to identify any potential differences that may result from applying the new requirements to the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Barter Transactions Involving Advertising Services. IFRS 15 is effective for the annual reports beginning on or after 1 January 2018, with early adoption permitted, and has

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

been endorsed by the EU. Clarifications to IFRS 15 Revenue from Contracts with Customers (issued on 12 April 2016) have not yet been endorsed by the EU.

The Company is undertaking a comprehensive approach to assess the impact of the guidance on its business by reviewing current accounting policies and practices to identify any potential differences that may result from applying the new requirements to the consolidated financial statements.

Part of the Company’s revenue is generated from time charters, where revenue is recognized on an accrual basis and is recorded over the term of the charter as the service is provided. We do not believe the new guidance will have any impact on this aspect of the Company’s revenue. For spot charter’s, we recognize revenue on a discharge-to-discharge basis in determining the percentage of completion for all voyage charters. We are in the process of assessing whether and to which extent the new guidance will have an impact on this aspect of the Company’s revenue.

The Group is consulting with other shipping companies on business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. The Company’s initial assessment may change as the Company continues to review the new guidance.

IFRS 16 Leases published on 13 January 2016 makes a distinction between a service contract and a lease based on whether the contract conveys the right to control the use of an identified asset and introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard - i.e. lessors continue to classify leases as finance or operating leases. For lessors, there is little change to the existing accounting in IAS 17 Leases.

IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after 1 January 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. This new standard has not yet been endorsed by the EU. No quantitative or qualitative assessment of the impact of IFRS 16 has been made to date.

(2) Segment Information

The Company has not presented segment information as it considers it operates in one reportable segment, the floating liquefied petroleum gas carrier market. Furthermore, the Company’s vessels operate under time-charters or voyage charters. The charterer controls the choice of which routes the vessel will serve. Accordingly, the Company’s management does not evaluate the Company’s performance according to geographic region. The Company has four major clients which together represent 76.06% of revenue.

(3)	Taxation

Exmar LPG BVBA
Exmar LPG BVBA is subject to Belgian corporate income taxes. Exmar LPG BVBA has estimated tax losses of $5.4 million per December 31, 2016 (December 31, 2015 - $5.9 million) available for carry forward against future taxable profits. These tax losses consist of $4.2 million accumulated losses and $1.2 million other tax credits. Given management’s assessment that it is not more likely than not that Exmar LPG BVBA will be able to generate sufficient taxable income in the future, the deferred tax asset has not been recognized.

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

Exmar Shipping BVBA
Exmar Shipping BVBA is subject to the Belgian Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessels. The tonnage tax related to the vessels amounted to $0.1 million for the years ended December 31, 2016, 2015, and 2014.
Exmar Gas Shipping Ltd
No provision for Hong Kong Profits Tax has been made in the financial statements as Exmar Gas Shipping Ltd did not earn any income subject to Hong Kong Profit Tax for the year.
Good Investment Ltd
No provision for Hong Kong Profits Tax has been made in the financial statements as Good Investment Ltd did not earn any income subject to Hong Kong Profit Tax for the year.

(4)	Vessels

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

	Vessels	Vessels under capital lease	Dry dock components	Vessels under Construction	Total
Cost at December 31, 2014	441,773	44,800	26,257	56,548	569,378
Capital expenditures	-	-	12,626	79,694	92,320
Vessel acquisitions	44,800	(30,800)	-	-	14,000
Vessel sales	(39,460)	-	-	-	(39,460)
Vessel deliveries	94,148	-	-	(94,148)	-
Component disposal	-	-	(12,716)	-	(12,716)
Cost at December 31, 2015	541,261	14,000	26,167	42,094	623,522
Capital expenditures	4,077	-	9,987	129,988	144,052
Vessel deliveries	143,730	-	-	(143,730)	-
Transfer to held for sale	(23,980)	-	(2,669)	-	(26,649)
Cost at December 31, 2016	665,088	14,000	33,485	28,352	740,925

Accumulated Depreciation at December 31, 2014	111,709	19,278	12,557	-	143,544
Depreciations	21,431	219	9,066	-	30,716
Vessel acquisitions	19,278	(19,278)	-	-	-
Vessel sales	(26,147)	-	-	-	(26,147)
Component disposal	-	-	(12,716)	-	(12,716)
Accumulated Depreciation at December 31, 2015	126,271	219	8,907	-	135,397
Depreciations	23,974	1,404	8,588	-	33,966
Transfer to held for sale	(6,684)	-	(2,235)	-	(8,919)
Accumulated Depreciation at December 31, 2016	143,561	1,623	15,260	-	160,444

Net Book Value as per December 31, 2015	414,990	13,781	17,260	42,094	488,125

Net Book Value as per December 31, 2016	521,527	12,377	18,225	28,352	580,481

During the year ended December 31, 2016, the Company has signed a memorandum of agreement dated November 23, 2016 for the sale of the vessel Brugge Venture. Following this agreement, the vessel is classified as held for sale. During the year ended December 31, 2015, the Company entered into a sale and lease back transaction for the vessel Kemira Gas that was renamed to Temse. This transaction resulted in a gain of $0.4 million. During the year ended December 31, 2014, the company sold four vessels, the Eeklo, Flanders Harmony, Temse and Flanders Tenacity (which was a vessel under finance lease and purchased by the Company in 2014 immediately prior to the sale), resulting in a gain of $65.6 million. The vessels are financed through borrowings that are secured by a mortgage on the vessels, see note 7.

Interest costs capitalized to vessels for the year ended December 31, 2016 and for the year ended December 31, 2015 aggregated $0.9 million and $0.8 million, respectively. Based on the operating performance of the fleet, no impairment indicators have been identified and no impairment test has been performed for December 31, 2016. No impairment indicators have been noticed for vessels under construction.

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

(5) Asset classified as held for sale

On January 10, 2017 the Brugge Venture was sold to Naviera Transoceania s.a., this resulted in a gain of $1.1 million.

Asset Classified as Held for Sale	2016	2015
Cost
Balance as per January 1	-	-
Changes during the financial year
Transfer from vessels	26,649	-
Balance as per December 31	26,649	-
	2016	2015
Accumulated depreciations and impairment losses
Balance as per January 1	-	-
Changes during the financial year
Transfer from vessels	8,919	-
Balance as per December 31	8,919	-
Net book value as per December 31	17,730	-
Fair value as per December 31	18,816	-

(6) Other Current Assets

	December 31, 2016	December 31, 2015
Accrued revenues	-	80
Prepaid expenses	3,372	2,941
	3,372	3,021

(7) Long-term Debt and Finance Lease Obligations

(a)	Long-term debt

	December 31, 2016	December 31, 2015
U.S. Dollar denominated debt due through 2021	402,236	329,549
Less debt issuance costs	(5,831)	(6,961)
Total debt	396,405	322,588
Less current portion	(54,218)	(35,867)
Total long-term debt	342,187	286,721

The annual maturities of the long-term debt as of December 31, 2016 during the next five years and thereafter are as follows:

Long-term debt
2017 (*)	55,535
2018	41,761
2019	41,761
2020	41,761
2021	221,418
Total	402,236

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

(*) Includes advanced debt repayment as a result of the sale of Brugge Venture in early January 2017.
The long-term debt of the Company relates to the 6-year senior secured loan facility (the “LPG Facility” amending and restating agreement of June 16, 2015) of up to $460.0 million, consisting of: a revolving credit facility (the “Revolving Credit Facility”) of $310.0 million and a newbuilding facility (the “Newbuilding Facility”) of up to $150.0 million. As per December 31, 2016 the facility is fully drawn. The borrowings are secured by a mortgage on the underlying assets owned.
The LPG Facility bears interest at LIBOR plus a margin of 1.90%, the maturity date of the LPG Facility is June 16, 2021. The weighted-average effective interest rate for the Company’s long-term debt outstanding at December 31, 2016 and December 31, 2015 was 2.83% and 2.38%, respectively.
The commitments under the Revolving Credit Facility are reduced by 24 consecutive quarterly reductions commencing on September 2015, the first 23 in an amount of $8.7 million and the last reduction in an amount of $109.9 million. The Newbuilding Facility is repayable in consecutive quarterly installments, each in an amount equal to one sixty-eighth of the amount of that newbuilding advance. The first installment of each Newbuilding Advance shall be repaid on the date falling 3 months after the Drawdown Date of that Newbuilding Advance and the last installment shall be repaid on the Maturity Date together with a balloon payment equal to the amount outstanding under that Newbuilding Advance.
All amounts due under the LPG Facility are secured by shareholder guarantees, a first priority mortgage, a first priority share pledge, the assignment of all earnings, insurances and existing or future time-charter contracts, and a first priority pledge of the earnings account.
The LPG Facility contains covenants that require, among other things, compliance with the following:

▪	minimum aggregate cash and cash equivalents of the higher of (i) $20.0 million and (ii) 5% of financial indebtedness;

▪	minimum consolidated working capital of $0;

▪	ratio of net financial indebtedness to consolidated total capitalization of less than 0.70;

▪	minimum ratio of EBITDA to interest expense 2.0 to 1.00;

▪	minimum security coverage ratio of 125%.

Consolidated working capital excludes shareholders’ loans. Dividends may be declared and paid providing that Exmar LPG BVBA and its subsidiaries are in compliance with the financial and other covenants; there is no event of default; and the minimum liquidity is respected. In case of non-compliance with these covenants, early repayment of related borrowings might occur. As of 31 December 2016 the Company was compliant with all covenants with more than sufficient headroom.

(b) Finance lease obligations

The outstanding finance lease obligations as at December 31, 2016 relate to the lease arrangement for the LPG carrier Temse. During 2015, the Company entered into a sale and lease back arrangement for the LPG carrier Temse (formerly known as Kemira Gas). The lease period commenced November 2015 for a period of six years. Lease rentals are payable on a monthly basis.
At December 31, 2016, the weighted-average interest rate implicit in the lease relating to the Temse was 5.84%. At December 31, 2015, the weighted-average interest rate implicit in the remaining lease was 5.84%.

	December 31, 2016	December 31, 2015
Temse	11,516	13,611
Less current portion	(2,121)	(2,333)
Long-term finance lease obligations	9,395	11,278

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

As at December 31, 2016, the commitments under finance lease obligations approximated $13.3 million, including imputed interest of $1.8 million, repayable from 2017 through 2021, as indicated below:

Finance lease obligations
2017	2,745
2018	2,653
2019	2,565
2020	2,475
2021	2,903
Total	13,341

(8) Shareholders’ Loans

As of December 31, 2016, the Company has loans outstanding to its shareholders of $106.7 million (December 31, 2015 - $116.4 million). These loans bear interest at LIBOR plus margin of 0.50% (2015 - LIBOR plus margin of 0.50%) and have no fixed repayment terms. Part of the loans is used for financing of the new building vessels until the loan is drawn upon payment of the final tranche. As at December 31, 2016, the interest accrued on these advances was $4.7 million (December 31, 2015 - $3.4 million). Both the principal and the accrued interest on these loans are included as shareholders’ loans in the Company’s consolidated statements of financial position, except for the interest that was paid while the shareholders loan was used for the financing of the newbuilds - see also note capitalized interest in note 4. The weighted-average effective interest rate for the Company’s shareholders’ loans outstanding at December 31, 2016 and December 31, 2015 was 1.19% and 0.77%, respectively.

(9) Other Current Liabilities

	December 31, 2016	December 31, 2015
Deferred revenues	578	1,455
Accrued interest expense loan	700	354
Accrued interest expense IRS	164	191
Other accrued charges	221	31
	1,663	2,031

(10) Share Capital

Exmar LPG BVBA has authorized share capital of $132,832,000 divided into 1,328,320 registered shares of no par value, all of which shares have been fully paid, and the legal title and beneficial ownership of 50% of those shares is held by each of Exmar NV and Teekay Luxembourg S.a.r.l..
In 2012, prior to the investment by Teekay Luxembourg S.a.r.l., Exmar NV transferred certain wholly owned subsidiaries to the newly-formed entity, Exmar LPG BVBA in exchange for the registered shares. As this transaction occurred between entities under common control at the time of the transfer, the assets of the underlying entities were recorded at the book value of Exmar NV at the date of the transfer. The difference between the value of the share capital issued and the book value of the assets is recorded as a reserve and adjusted through equity.

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

(11) Related Party Transactions

(a)
Exmar NV provides general and corporate management services for the Company. Exmar Shipmanagement NV, a subsidiary of Exmar NV provides all services in relation to crew and technical management of the vessels. Exmar Marine NV, a subsidiary of Exmar NV, provides commercial management services. For these services, fees are charged to the joint ventures based on contractual agreements between all parties involved. All amounts charged by Exmar NV, Exmar Shipmanagement NV and Exmar Marine NV to the Company are reflected in administrative and vessel operating expenses except for the management fee charged if and when a vessel is sold, these are netted in the gain on sale. Detail as follows:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Exmar NV	641	632	588
Exmar Hong Kong	110	109	115
Exmar Shipmanagement NV	2,765	2,758	2,903
Exmar Marine NV	2,403	3,046	4,447

(b)	Included in accounts payable is due to affiliated companies of $2.6 million and nil as of December 31, 2016 and 2015, respectively.

(c)	Included in accounts receivable is due from affiliated companies of $10.7 million and $8.3 million as of December 31, 2016 and 2015, respectively.

(d)	More specifics on shareholder loans and related guarantees, see notes 7 and 8.

(12) Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated statements of financial position.

Accounts receivable / Accounts payable - The fair value of the Company’s accounts receivable and accounts payable approximates the carrying amount given the short term nature of these instruments.

Shareholders’ loans - The fair values of the Company’s shareholders’ loans approximate its carrying amount reported in the consolidated statements of financial position as the shareholders’ loans have no stated repayment terms and are due on demand. These loans bear interest at LIBOR plus a margin of 0.50% (see note 8).

Long-term debt - The fair values of the Company’s fixed-rate and variable-rate long-term debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities. The Company does not include credit enhancement in its fair valuation of long-term debt.

Derivative financial instruments - The fair value of the Company’s derivative financial instruments is the estimated amount that the Company would receive or pay to terminate each agreement at the reporting date, taking into account the interest rates reflected in the swap curve at the reporting date and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company transacts its derivative financial instrument through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. There are no margin calls or cash collateral required from the counterparty. Given the current volatility in the credit markets, it is reasonably possible that the derivative fair value recorded could vary by a material amount in the near term.

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.    Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis.

		December 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
Cash and cash equivalents	Level 2	32,394	32,394	74,014	74,014
Derivative financial instruments - Asset	Level 2	2,486	2,486	-	-
Shareholders’ loans	Level 2	(106,735)	(106,735)	(116,385)	(116,385)
Long-term debt (1)	Level 2	(396,405)	(400,918)	(322,588)	(328,313)
Derivative financial instruments - Liability	Level 2	(581)	(581)	(1,987)	(1,987)

(1) Includes unamortized debt issuance costs of $5.8 million as at December 31, 2016 (December 31, 2015 - $7.0 million).

(13) Operating leases

(a)	Company as a lessor

The Company’s future minimum receipts under short- to long-term time charters at December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016	December 31, 2015
Less than one year	105,273	137,655
Between one and five years	209,595	252,476
More than five years	123,110	156,732
	437,978	546,863

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

Minimum scheduled future revenues assume 100% utilization and do not include revenue generated from new contracts entered into after December 31, 2016, revenue from undelivered vessels, revenue from unexercised option periods of its time-charter contract that existed on December 31, 2016, or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.
(b) Company as a lessee

The Company leases a number of its vessels under operating lease agreements. The expense for 2016 relating to the operating leases amounts to $17.7 million ($25.5 million for 2015 and $23.5 million for 2014). The future minimum payments under non-cancellable operating leases at December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016	December 31, 2015
Less than one year	17,718	17,718
Between one and five years	49,597	56,497
More than five years	25,242	36,060
	92,557	110,275

(14) Commitments

As of December 31, 2016, the Company has newbuilding contracts with HHIC - Phil Inc for the construction of four LPG carriers at a total cost of $174.5 million. As at December 31, 2016, the estimated remaining costs to be incurred are $113.4 million (2017) and $34.9 million (2018). The majority of the cost to be incurred in 2017 will be financed through sale and lease back transactions.
(15) Financial Risk Management

During the normal course of its business, the Company is exposed to strategic, operational and financial risks. The Company is exposed to credit, interest, currency and liquidity risks and in order to hedge this exposure, the Company uses interest rate hedges. The Company applies hedge accounting for all hedging relations which meet the conditions to apply hedge accounting (formal documentation and high effectiveness at inception and on an ongoing basis). Financial instruments are recognized initially at fair value. Subsequent to initial recognition, the effective portion of changes in fair value of the financial instruments qualifying for hedge accounting, is recognized in other comprehensive income. Any ineffective portion of changes in fair value and changes in fair value of financial instruments not qualifying for hedge accounting are recognized immediately in profit or loss.

Credit risk

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant. The maximum exposure is the carrying amount as disclosed on the statements of financial position.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain its operations. At December 31, 2016, the Company had $32.4 million of cash and cash equivalents ($74.0 million at December 31, 2015).

The following are the contractual maturities of financial liabilities, including estimated interest payments, as at December 31, 2016:

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

		Contractual cash flows
	Carrying amount	Total	1 year or less	1-3 years	3-5 years	More than 5 years
Accounts payable	9,086	9,086	9,086	-	-	-
Accrued interest expense Loan	700	700	700	-	-	-
Accrued interest expense IRS	164	164	164	-	-	-
Shareholders’ loans (1)	106,735	106,735	106,735	-	-	-
Long-term debt (2)(3)	402,236	452,830	67,273	106,257	279,300	-
Finance lease obligations	11,516	13,341	2,745	5,218	5,378	-
Derivative financial instruments (4)
Inflow	(2,486)	(24,559)	(4,555)	(10,803)	(9,201)	-
Outflow	581	22,578	6,316	10,347	5,915	-
	528,532	580,875	188,464	111,019	281,392	-

(1)	The shareholders’ loans are due on demand; however, the Company does not expect the shareholders to demand repayment in the next year.

(2)	Amount does not include debt issuance costs being netted against long-term debt of $5.8 million.

(3)	Contractual cash flows for long-term debt include estimated future variable interest payments of $50.6 million based on current interest rates.

(4)	Contractual cash flows for derivative liability include accrued interest payments included in accrued liabilities of $0.1 million.

Market risk

Interest Rate Risk

The company has borrowings that require the Company to make interest payments based on LIBOR. In order to cover this exposure, the Company entered into interest rates swap agreements in which the variable LIBOR rate is changed into a fixed rate for the duration of the loan. The Company is perfectly hedged for this risk. The Company applies hedge accounting on the negative Mark to Market.

The Company has entered into several interest rate swap agreements, which exchanges a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has designated, for accounting purposes, its interest rate swaps as cash flow hedges.

As at December 31, 2016, the Company was committed to the following U.S. Dollar-denominated interest rate swap agreements (or IRS):

	Interest Rate Index	Notional Amount	Fair Value / Carrying Amount of Asset (Liability)	Remaining Term	Fixed Interest Rate(1)
				(years)%
IRS - Revolving credit facility(2)	LIBOR	257,800	(581)	4.5	1.84
IRS - Kaprijke(2)	LIBOR	34,743	192	4.5	1.69
IRS - Knokke(2)	LIBOR	35,846	28	4.5	1.81
IRS - Kontich(2)	LIBOR	36,397	1,140	4.5	1.00
IRS - Kortrijk(2)	LIBOR	37,500	1,126	4.5	1.03

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

(1)	Excludes the margin the Company pays on its variable-rate debt, which as at December 31, 2016 was 1.90%.

(2)	Notional amount reduces quarterly.

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions.

Accumulated comprehensive income/loss

The following table contains the changes in the balances of each component of accumulated other comprehensive income/loss for the periods presented:

Qualifying Cash Flow Hedging Instruments
Balance as at December 31, 2014	-
Other comprehensive loss	(1,987)
Balance at December 31, 2015	(1,987)
Other comprehensive income	3,892
Balance at December 31, 2016	1,905

Except for the shareholders' loans, all interest exposure is covered through IRS contracts. An increase of 10 bps will increase the interest expense by $0.1 million.

Foreign Currency Risk

The Company’s functional currency is U.S. Dollars. The results of operations are affected by fluctuations in currency exchange rates. The volatility in the financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency expenses. A portion of the vessel operating expenses is denominated in Euro, which is primarily a function of the nationality of the crew. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported vessel operating expenses. A 10 basis point change in foreign currency exchange rates would impact the Company’s consolidated statements of income and comprehensive income by approximately $1.8 million (2015 - $1.4 million).

(16) Employee expenses and director remuneration

Directors are appointed by the two joint venture partners. Director compensation is nil for the years ended December 31, 2016, 2015 and 2014.

There are no key management personnel employed by the Company. Management of the Company is performed through corporate and ship management service agreements with Exmar Marine NV and Exmar Shipmanagement NV as described in Note 11 - Related Party Transactions. As a result, compensation for key management personnel amounts to nil for the years ended December 31, 2016, 2015 and 2014.

The following employee expenses related to seafarers have been included in vessel and other operating expenses:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Salaries, bonuses and other personnel expenses	18,987	16,547	15,884

Exmar LPG BVBA
Notes to the Consolidated Financial Statements
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2016 (unaudited with the exception of 2014 comparative figures)

(17) Capital Management

The Board defines “capital” to include funds raised through the issuance of ordinary share capital, accumulated profits and proceeds raised from debt facilities, including shareholder loans. The Board’s policy is to obtain additional capital for the construction or acquisition of new vessels through shareholder loan injections by the Company’s Joint Venture Partners and external debt facilities and to dividend out any available excess cash the Company generates. The Board regularly reviews and manages its capital structure to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

(18) Subsequent events

(a)	On January 10, 2017, the LPG vessel Brugge Venture was sold.

(b)	On March 28, 2017, one of the Company’s four LPG newbuilding carriers, the Kallo, was delivered.